UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.____)*

DISCOVERY LABORATORIES, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class Securities)


254668403
(CUSIP Number)


December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:**
[x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** Nathan Fischel, Fariba Ghodsian and DAFNA Capital Management, LLC are filing this Schedule 13G pursuant to Rule 13d-1(b).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No. 254668403

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

DAFNA Capital Management, LLC
36-4334068

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)  [ ]
(B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

5,973,739

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

5,973,739

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,973,739

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.04%

12.TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

IA


CUSIP No. 254668403


1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Nathan Fischel


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)  [ ]
(B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Austria citizen (U.S. permanent resident)



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.SOLE VOTING POWER

5,973,739

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

5,973,739

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,973,739

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.04%

12.TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC


CUSIP No. 254668403

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Fariba Ghodsian


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A)  [ ]
(B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5.SOLE VOTING POWER

5,973,739

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

5,973,739

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,973,739

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.04%

12.TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

Item 1.
	(a)	Name of Issuer
		Discovery Laboratories, Inc.
	(b)	Address of Issuer's Principal Executive Offices
		2600 Kelly Road, Suite 100, Warrington, Pensylvania 18976-3622

Item 2.
	(a)	Name of Person Filing
		This Schedule 13G is being filed on behalf of DAFNA Capital Management, LLC, Nathan Fischel and Fariba Ghodsian (each, a "Reporting Person").
	(b)	Address of Principal Business office or, if None,
		Residence
		For each Reporting Person,
		10990 Wilshire Boulevard, Suite 1400
		Los Angeles, CA 90024
	(c)	Citizenship
		DAFNA Capital Management, LLC is a Delaware limited
		liability company.
		Dr. Fischel is a citizen of Austria and a U.S.
		permanent resident.
		Dr. Ghodsian is a citizen of the United States.
	(d) 	Title of Class of Securities
		Common Stock
	(e)	CUSIP Number
		254668403

Item 3.	If this statement is filed pursuant to ss. 240.13d-1(b), or
	240.13d-2(b) or (c), check whether the person filing is a:
	(a) [ ]	Broker or dealer registered under section 15 of the Act
		(15 U.S.C. 78c).
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act
		(15 U.S.C. 78c).
	(c) [ ]	Insurance company as defined in section 3(a)(19) of the
		 Act (15 U.S.C. 78c).
	(d) [ ]	Investment company registered under section 8 of the
		Investment Company Act (15 U.S.C. 80a-8).
	(e) [x]	An investment adviser in accordance with
		ss. 240.13d-1(b)(1)(ii)(E).*
	(f) [ ]	An employee benefit plan or endowment fund in accordance
		with ss. 240.13d-1(b)(ii)(F).
	(g) [x]	A parent holding company or control person in accordance
		with ss. 240.13d-1(b)(1)(ii)(G).**
	(h) [ ] A savings association as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i) [ ]	A church plan that is excluded from the definition of an
		investment company under section 3(c)(14) of the
		Investment Company Act of 1940 (15 U.S.C. 80a 3).
	(j) [ ]	Group in accordance with ss. 240.13d-1(b)(ii)(J).

	* DAFNA Capital Management, LLC is an investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).
	** Drs. Fischel and Ghodsian are control persons of DAFNA
	Capital Management, LLC in accordance with ss. 240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership
	For each Reporting Person:
	(a) Amount beneficially owned: 5,973,739 (the "Shares")
	(b) Percent of class: 7.04%*
	(c) Number of shares to which the Reporting Person has:
	(i)  Sole power to vote or to direct the vote: 5,973,739
	(ii) Shared power to direct the vote: 0
	(iii) Sole power to dispose or to direct the disposition of: 5,973,739
	(iv) Shared power to dispose or to direct the disposition of: 0

	*The ownership percentage is calculated based on 84,638,219 shares of Common Stock outstanding as of January 15, 2014, as reported in the issuer's most recent Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on January 22, 2014, plus the 275,000 shares of Common Stock relating to the warrant held by the Reporting Persons assuming full exercise of such warrant.

Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	DAFNA Capital Management, LLC, in its capacity as investment adviser to DAFNA LifeScience Ltd., DAFNA LifeScience Market Neutral Ltd., and DAFNA LifeScience Select Ltd. (collectively, the "Funds"), may be deemed to be the beneficial owner of the Shares owned by the Funds, as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer owned by the Funds.

	Nathan Fischel is a part-owner of DAFNA Capital Management, LLC and CEO. As a controlling person of DAFNA Capital Management, LLC, he may be deemed to beneficially own the Shares of the issuer owned by the Funds.

	Fariba Ghodsian is a part-owner of DAFNA Capital Management, LLC and Chief Investment Officer. As a controlling person of DAFNA Capital Management, LLC, she may be deemed to beneficially own the Shares of the issuer owned by the Funds.

	Pursuant to Rule 13d-4, Drs. Fischel and Ghodsian disclaim beneficial ownership of the securities owned by the Funds.

Item 7.	Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent Holding
	Company.
	N/A

Item 8.	Identification and Classification of Members of the Group.
	N/A

Item 9.	Notice of Dissolution of Group.
	N/A

Item 10.Certification:
	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2014

	DAFNA Capital Management, LLC
	By: /s/ Nathan Fischel
	Nathan Fischel,MD, CFA, CEO

	/s/ Nathan Fischel
	Nathan Fischel, MD, CFA

	/s/ Fariba Ghodsian
	Fariba Ghodsian, Ph.D., MBA



Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  February 13, 2014

	DAFNA Capital Management, LLC
	By: /s/ Nathan Fischel
	Nathan Fischel, MD, CFA, CEO

	/s/ Nathan Fischel
	Nathan Fischel, MD, CFA

	/s/ Fariba Ghodsian
	Fariba Ghodsian, Ph. D. MBA